Mail Stop 4561
Via fax – (952) 890-7451

July 17, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

   Re: **DigitalTown, Inc.**
     Form 10-K for the Fiscal Year Ended February 29, 2008
     Filed May 27, 2008
     Form 10-K/A for the Fiscal Year Ended February 29, 2008
     Filed February 13, 2009
     File no. 0-27225

Dear Mr. Pomije:

   We have reviewed your response letter dated June 23, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 15, 2009.

Form 10-K for the Fiscal Year Ended February 29, 2008

1. We note from your response to prior comment 1 that you do not have investor questionnaires to support your conclusion that investors in the offering may have been accredited. Please clarify the basis upon which you believe any of the investors were accredited. Additionally, provide us with a description of the information you provided to investors in connection with the offering. Your description should indicate whether that information included audited financial statements and was substantially equivalent to what a registration statement

would have provided. We note that your Subscription Agreement makes reference to an "Offering Circular" and an "Investor Questionnaire."

2.   In relying on the exemption provided in Section 4(2), it is the issuer's responsibility to implement measures that prevent a public distribution of the shares. We note your response that you are "not in a position to definitively say the exemption upon which [the initial purchasers] relied" for their resales and that "they may have been relying on the isolated transaction exemption, or possibly the 4(1-1/2) exemption." The exemption relied upon by DigitalTown for its sales to the initial purchasers may be unavailable in the event resales were not registered under the Securities Act or an exemption from registration was unavailable. Please tell us how you determined the initial purchasers did not take with a view to distribution or act as underwriters in their dispositions of the shares to subsequent purchasers. Explain the basis on which you concluded the purchasers from the company were not engaged in a public distribution when they transferred their shares.

3.   We refer to your response to prior comment 2 and reissue that comment, in part. Please tell us what measures DigitalTown and/or its transfer agent took with respect to these securities, such as the placement of a "restricted" legend. Please tell us whether restrictive legends were placed on certificates representing the securities sold to the initial purchasers.

4.   We note your statements in response to prior comment 2 that, although some of the shares have been resold by the initial purchasers, you have not received any proceeds from said resales (other than the initial purchase price) and that you have "no way to collect additional sale proceeds." Your most recently filed Form 10-K states that pursuant to the subscription agreements the initial purchaser is entitled to 200% of the original purchase price and DigitalTown is entitled to 50% of any additional net sales proceeds. It appears you have an enforceable contractual right under the subscription agreement to collect the 50% of additional net sales proceeds. We disagree with the position of DigitalTown that because it has chosen not to enforce this contractual right it does not participate in the distribution of the shares.

5.   We refer to your response to prior comment 4. For each initial purchaser, please provide us with the date they paid the full purchase price for the shares they subsequently resold, and the date each initial purchaser resold their shares.

6.   To the extent you are not able to demonstrate that the exemption you relied upon with respect to the installment sales transaction was available, you should inform investors of the uncertainty and to the potential effects of that uncertainty. To the extent you are not able to demonstrate a reasonable basis for a belief that the

Richard Pomije
DigitalTown, Inc.
July 17, 2009
Page 3

exemption was available, you should provide in your response letter a thorough analysis of whether unregistered, non-exempt sales of securities subject DigitalTown to any material contingent liabilities. Such an analysis should address whether any such liabilities are possible or remote. Provide your analysis as to whether disclosure in risk factors and management's discussion and analysis is necessary or appropriate. Historically, the funding of your operations has relied almost exclusively upon the collection of subscription receivables. It appears that you may experience liquidity problems in future periods if you are unable to effectuate future sales because of any significant uncertainty about the availability of an exemption for those future sales. Please consider whether expanded disclosure is appropriate in this regard, and provide your analysis of that matter in your response letter.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

7.   We refer to your response to prior comment 7 and note that you filed the exhibit as "correspondence." The term sheet should be filed as an <u>exhibit</u> available to the public. Please confirm your understanding and amend your 10-K to file this document.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief